                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                           Xechem International, Inc.
                                (Name of Issuer)

                    common stock, Par Value $.00001 per share
                         (Title of Class of Securities)


                                   983895-103
                                 (CUSIP Number)



                   Andrew J. Levinson, Herzfeld & Rubin, P.C.,
            40 Wall Street, New York, New York 10005 (212) 344-5500
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 7, 1997
             (Date of Event which Requires Filing of this Statement)


If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983895-003                13D                       Page 2 of 8 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       David Blech
       ###-##-####

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
       PF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       USA


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            65,000,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             45,000,000
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER

      WITH             65,000,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       45,000,000
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       110,000,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
       110,000,000

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       79.2%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

CUSIP No. 983895-003                13D                       Page 3 of 8 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Edward A Blech Trust
       25-6381634

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
       WC

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             45,000,000
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                 -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       45,000,000
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       45,000,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       60.8%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

     The following Amendment No. 2 (this "Amendment") to a statement on Schedule 13D (the "Statement") filed on November 29, 1996, as amended by Amendment No. 1 thereto filed on January 28, 1997, with respect to the common stock, par value $.00001 per share (the "Common Stock"), of Xechem International, Inc. (the "Issuer") is being filed on behalf of David Blech and the Edward A. Blech Trust. Capitalized terms used in this Amendment but not defined herein shall have the respective meanings ascribed to them in the Statement.


Item 3. Source and Amount of Funds or Other Consideration

     The information set forth under Item 3 is hereby supplemented by adding the following at the end of the last paragraph of Item 3:

     Pursuant to a further assignment, Mr. Blech assigned to the Trust the right to acquire an additional $750,000 (7,500 shares) of Preferred Stock pursuant to the Stock Purchase Agreement. On February 7, 1997, pursuant to the Stock Purchase Agreement, the Trust purchased $750,000 (7,500 shares) of Preferred Stock for $750,000, which came out of the working capital of the Trust.

Item 5. Interest in Securities of the Issuer

     The information set forth under Item 5 is hereby deleted and replaced by the following:

     (a) The Trust has acquired $2.25 million (22,500 shares) of Preferred Stock. Pursuant to the Stock Purchase Agreement, they will be automatically converted into 45,000,000 shares of Common Stock as soon as practicable. Accordingly, the Trust beneficially owns 60.9% of the Common Stock deemed outstanding pursuant to Rule 13d-3(d) promulgated pursuant to the Securities Exchange Act of 1934, as amended, based on 7,761,094 shares of Common Stock reported by the Issuer as outstanding on November 15, 1996 in its Quarterly Report on Form 10-QSB for the period ended September 30, 1996 plus an additional 21,088,000 shares of Common Stock that the Issuer will issue to Ramesh C. Pandey, the Issuer's Chief Executive Officer, on the mandatory conversion of $1,318,000 (13,180 shares) of preferred stock being issued to Dr. Pandey pursuant to the Stock Purchase Agreement in exchange for certain indebtedness of the Issuer to him. Mr. Blech could be deemed to beneficially own such Common Stock pursuant to Article Five of the Trust Agreement, which reserves to him the investment powers with respect to the Trust's securities of companies of which the securities holdings by Mr. Blech and the Trust could be deemed to be significant from the viewpoint of voting control within the meaning of Section 675(4)(B) of the Internal Revenue Code of 1986, as amended.

     Pursuant to the Stock Purchase Agreement, Mr. Blech has the right to acquire $3.25 million (32,500 additional shares) of Preferred Stock, and has the right to do so immediately, notwithstanding the scheduled purchase dates set forth in the Stock Purchase Agreement. Accordingly, he could be deemed to own the Common Stock into which such Preferred Stock is convertible--i.e., 65,000,000 shares of Common Stock. Accordingly, Mr. Blech could be deemed to beneficially own 110,000,000 shares of Common Stock, or 79.2% of the Common Stock deemed to be outstanding (taking into account the conversion of Dr. Pandey's preferred stock as described above).

     (b) Mr. Blech has sole voting and dispositive powers with respect to 65,000,000 shares of Common Stock and shares with the Trust the voting and dispositive powers with respect to the remaining shares identified in this Statement.

     (c) The only transactions with respect to the securities of the Issuer by either Mr. Blech or the Trust within the past 60 days was the Trust's purchase from the Issuer of $750,000 (7,500 shares) of Preferred Stock for $750,000 on February 7, 1997 pursuant to the Stock Purchase Agreement and a further assignment to the Trust of Mr. Blech's rights with respect to such shares of Preferred Stock pursuant to the Stock Purchase Agreement.

     (d) No person other than Mr. Blech or the Trust has the right to receive or direct the receipt of dividends or sales proceeds of the Preferred Stock or the Common Stock owned or sold by Mr. Blech or the Trust, respectively.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth under Item 6 is hereby supplemented by adding the following at the end of the last paragraph of Item 6:

     As described above, Mr. Blech assigned to the Trust the right to acquire from the Issuer an additional $750,000 (7,500 shares) of Preferred Stock, which the Trust has purchased as set forth herein.

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                                   SIGNATURES



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 1997


                                          THE EDWARD A. BLECH TRUST,
                                          Rabbi Mordechai Jofen, Trustee


                                          By: /s/ RABBI MORDECHAI JOFEN
                                              ------------------------------
                                              Rabbi Mordechai Jofen, Trustee


                                          /s/ DAVID BLECH
                                          ----------------------------------
                                          David Blech